Exhibit 99.10

ouR GoVeRnAnCe FRAMeWoRK Vuyo Kahla, Executive Vice President Advisory and Assurance and Company Secretary As a values-based organisation, Sasol is committed to high standards of business integrity and ethics in all activities. The Board is responsible for the strategic direction and control of the company and brings independent, informed and effective judgement and leadership to bear on material decisions reserved for the Board. The Board ensures that Sasol is governed effectively in accordance with good corporate governance practice, including risk and legal compliance management, appropriate and relevant non-binding industry rules, codes and standards, and internal control systems. It is satisfied that it fulfilled all its duties and obligations in the 2016 financial year. domestic US companies listed on the NYSE and that we apply all the principles of the King Code of Governance Principles for South Africa (King III). We have identified specific areas of law as key group legal compliance risk areas. These are competition law, anti-bribery and anti-corruption laws, sanction laws and safety, health and environmental laws. We have implemented risk mitigation controls for each of these areas, aiming to achieve a balanced approach on compliance by taking into consideration Sasol’s obligations as well as Sasol’s rights. The Board and its committees continue to monitor closely the implementation of Sasol’s legal compliance policy and processes and improve upon them to mitigate the risk of non-compliance with the laws in the various jurisdictions in which we do business. For more details on the responsibilities, powers, policies, practices and processes of the Board, directors and the company’s executives and other officials, refer to the Board charter as well as the company’s memorandum of incorporation. We regularly review and benchmark the group’s governance structures and processes to ensure they support effective and ethical leadership, good corporate citizenship and sustainable development and ensure that they are applied in the best interests of Sasol and our stakeholders. As a company listed on the Johannesburg Stock Exchange (JSE) and the New York Stock Exchange (NYSE), Sasol is subject to, and has implemented controls to provide reasonable assurance of, compliance with all relevant requirements in respect of these listings. The Board confirms that we comply in most significant respect with the governance standards imposed on 52 Sasol Integrated Report 2016 as well as ensuring delivery on the strategic objectives of the company, the board is focused on ensuring that strategy, risk, performance and sustainable development considerations are effectively integrated and appropriately balanced.

Who we are
How we create value
Our strategic business context
Our governance
Our performance review
Additional information

We have the necessary policies and processes in place to ensure that all entities in the Sasol group adhere to essential group requirements and minimum governance standards. As a direct or indirect shareholder, the company exercises its rights and is involved in the decision-making of its subsidiaries on material matters.


SASOL LIMITED SHAREHOLDERS
RISK/OPPORTUNITY
Control/Assurance
SASOL LIMITED BOARD
Audit Committee
Nomination, Governance, Social and Ethics Committee
Remuneration Committee
Risk and SHE Committee
Capital Investment Committee
JOINT PRESIDENTS AND CHIEF EXECUTIVE OFFICERS
GROUP EXECUTIVE COMMITTEE[1]
Combined Assurance and Disclosure Committee
Investment Committee
Sustainability and Stakeholder Relations Committee
Sanctions Compliance Committee
EXECUTIVE VICE PRESIDENTS
WHOLLY OWNED SUBSIDIARIES, BUSINESS UNITS, OPERATIONS AND GROUP FUNCTIONS
ASSOCIATES, JOINT VENTURE BOARDS AND SHAREHOLDERS
Disclosures
STAKEHOLDERS
ETHICAL FOUNDATION

[1] *The Board appoints Group Executive Committee members on the recommendation of the Joint Presidents and CEOs and the Nomination, Governance, Social and Ethics Committee.*

Our directors and composition of the Board and committees

The Board recognises and embraces the benefits of diversity at Board level to enhance the range of directors' perspectives. We appreciate that Board diversity is an essential component for sustaining a competitive advantage. Directors are chosen for their corporate leadership skills, experience and expertise. A combination of business, geographic and academic backgrounds as well as diversity in age, gender and race, enhance the composition of a truly diverse Board.

During 2016, as a result of effective succession planning, Sasol announced the appointment of a new Lead Independent Director, new Joint Presidents and Chief Executive Officers as well as a new Chief Financial Officer. All executive director appointments were from positions within the company.

The Joint Presidents and CEOs can act jointly or separately and are jointly and severally delegated with authority from, and are jointly and severally accountable to the Board.

The committees established by the Board play an important role in enhancing standards of governance and effectiveness within the group. The terms of reference of the Board and its committees form part of the Board charter and are reviewed every year.

The roles and functions of the Chairman, the Lead Independent Director and the Joint Presidents and CEOs are described in the Board charter.

Sasol Integrated Report 2016 53

BOARD OF DIRECTORS1 INDEPENDENT NON-EXECUTIVE DIRECTORS MSV Gantsho (Chairman) JE Schrempp2 C Beggs MJ Cuambe4 HG Dijkgraaf3 NNA Matyumza IN Mkhize ZM Mkhize MJN Njeke PJ Robertson S Westwell EXECUTIVE DIRECTORS DE Constable5 B Nqwababa6 SR Cornell7 VN Fakude13 P Victor8 NUMBER OF DIRECTORS TENURE 9 years and longer 4 6 to 8 years 2 3 to 5 years 3 Less than 3 years 5 DIVERSITY Female 21,4% Historically disadvantaged 78%14 1 In terms of our memorandum of incorporation, the Board shall consist of a maximum of 16 directors. Up to five may be executive directors. One-third of directors must retire at every annual general meeting and are eligible for re-election. 2 Retired as Director and Lead Independent Director on 4 December 2015. 3 Appointed as Lead Independent Director on 4 December 2015. 4 Appointed as Director on 1 June 2016. 5 Resigned as President and CEO with effect from 1 July 2016. 6 Existing Director appointed as Joint President and CEO with effect from 1 July 2016. 7 Appointed as Director and Joint President and CEO with effect from 1 July 2016. 8 Appointed as Director and CFO with effect from 1 July 2016. We have the right balance of skills and experience to make meaningful contribution to the business of the company SKILLS AND EXPERIENCE Oil, gas and upstream 100% Engineering, capital projects and manufacturing 43% Finance and mergers & acquisitions 78% Strategy and risk 78% Remuneration 36% Corporate knowledge and governance 100% Public policy, legal and regulatory 28% Global experience 35% Our governance framework (continued) 54 Sasol Integrated Report 2016 sasol

Who we are
How we create value
Our strategic business context
Our governance
Our performance review
Additional information

AUDIT COMMITTEE[11]

INDEPENDENT NON-EXECUTIVE DIRECTORS

C Beggs
(Chairman)
NNA Matyumza
IN Mkhize
MJN Njeke
S Westwell

NOMINATION, GOVERNANCE, SOCIAL AND ETHICS COMMITTEE[11]

INDEPENDENT NON-EXECUTIVE DIRECTORS

MSV Gantsho
(Chairman)
HG Dijkgraaf[3]
ZM Mkhize
MJN Njeke[9]
JE Schrempp[2]

REMUNERATION COMMITTEE[11]

INDEPENDENT NON-EXECUTIVE DIRECTORS

HG Dijkgraaf
(Chairman)
MSV Gantsho
IN Mkhize
PJ Robertson
NNA Matyumza[10]
JE Schrempp[2]

CAPITAL INVESTMENT COMMITTEE[12]

INDEPENDENT NON-EXECUTIVE DIRECTORS

PJ Robertson
(Chairman)
S Westwell
NNA Matyumza
MJ Cuambe[4]

EXECUTIVE DIRECTORS

DE Constable[5]
SR Cornell[7]
B Nqwababa
P Victor[8]

RISK AND SHE COMMITTEE

INDEPENDENT NON-EXECUTIVE DIRECTORS

IN Mkhize
(Chairman)
C Beggs
HG Dijkgraaf[3]
MSV Gantsho
S Westwell
PJ Robertson

EXECUTIVE DIRECTORS

B Nqwababa
SR Cornell[7]
DE Constable[5]
VN Fakude[13]
P Victor[8]

ATTENDANCE OF MEETINGS DURING THE PERIOD THE DIRECTOR WAS APPOINTED

Board	100% 6 MEETINGS 4 Sep 2015, 3 Dec 2015, 4 Dec 2015, 4 Mar 2016, 2 Jun 2016, 3 Jun 2016
Audit Committee	100% 4 MEETINGS
Nomination, Governance, Social and Ethics Committee	100% 4 MEETINGS
Remuneration Committee	100% 4 MEETINGS
Risk and SHE Committee	100% 5 MEETINGS
Capital Investment Committee	100% 3 MEETINGS

[9] *Appointed as member on 4 December 2015.*
[10] *Appointed as member on 4 December 2015.*
[11] *The Joint Presidents and CEOs are not members of these committees but attend meetings by invitation. They are requested to leave the meeting, where appropriate, before any decisions are made that relate to them personally.*
[12] *Capital Investment Committee established on 24 August 2015.*
[13] *Will resign as Executive Vice President: Strategy and Sustainability and executive director, with effect from 31 December 2016.*
[14] *78% of our South African directors represent historically disadvantaged individuals.*

Sasol Integrated Report 2016 55

our governance framework (continued) The Nomination, Governance, Social and Ethics Committee assists with the identification of suitable candidates to be proposed for appointment to the Board and shareholders, taking into consideration the annual review of Board effectiveness, which includes among others, its composition. We consider all facets of diversity in determining the optimal composition of the Board, having due regard to the Board’s gender diversity policy, which should be balanced appropriately and enable it to discharge its duties and responsibilities effectively. Performance and independence Every year, we evaluate the effectiveness and performance of the Board, its committees and individual directors. During 2016, we performed a self-assessment, by way of individual questionnaires. No major concerns were raised by any director in respect of the functioning of the Board or any of its committees. The Audit Committee did, however, recognise that its Information Technology mandate in terms of King III was placing strain on it. As a result, the Board decided to schedule additional meetings to cater for the added workload. The Board did not determine measurable objectives for achieving diversity on the Board in 2016. The representation of women reduced to 21,4%, while the representation of historically disadvantaged individuals declined to 78% from the previous 87%. We will put appropriate measures in place to ensure balanced representation suitable for the company, should the opportunity arise. We continuously review and enhance Board and committee meeting processes to ensure the effective functioning of the Board and its committees. Ever-changing issues facing companies make it essential for us to look at the Board’s agenda to ensure that it meets current needs, stays aligned with good governance and best practices and matters of strategic importance. Development We apprise newly appointed directors of Sasol’s business and their duties and responsibilities as directors and give them the opportunity to visit Sasol’s plants and operations. The development of industry and group knowledge is a continuous process and we brief directors on legal developments and changes in the risk and general business environment on an on-going basis. The Board, its committees as well as any director are entitled to seek independent professional advice concerning the company’s affairs and to gain access to any information they may require in discharging their duties as directors. We specifically consider the independence of directors and their other commitments when they are first appointed, as well as annually, or at any other time when a director’s circumstances change and warrant re-evaluation. This is done to determine whether a director has sufficient time to discharge his or her duties effectively and is free from conflicts that cannot be managed satisfactorily. Should the Nomination, Governance, Social and Ethics Committee be of the view that a director is over-committed or has an unmanageable conflict, the Chairman will meet with that director to discuss the resolution of the matter to the satisfaction of the Committee. The Board is of the view that all non-executive directors are independent in accordance with King III and the rules of the NYSE. We have reconfirmed the independence of our non-executive directors who have been in office for more than nine years, namely Dr Gantsho, Ms Mkhize and Mr Dijkgraaf. We did this after taking into account, among other considerations, the extent to which the diversity of their views, skills and experience continue to enhance the Board’s effectiveness. The Lead Independent Director is responsible for ensuring that the performance of the Chairman is evaluated annually. This was done in the year under review and the Board expressed its satisfaction with the performance of the Chairman. 56 Sasol Integrated Report 2016

Sustainability, social and ethics responsibilities In executing its social and ethics responsibilities as required by the South African Companies Act, the Nomination, Governance, Social and Ethics Committee considers and monitors Sasol’s activities, having regard to relevant legislation, human rights and prevailing best practice, in matters relating to: stakeholder relationships, including supplier and consumer relationships and the governance of the group’s stakeholder engagement activities as well as Sasol’s standing in terms of the South African Broad-Based Black Economic Empowerment (B-BBEE) Act, No 53 of 2003, including Sasol’s proposed response to the revised B-BBEE Codes. social and economic development, including Sasol’s compliance with the 10 principles of the United Nations Global Compact as well as the purposes of the Organisation for Economic Co-operation and Development recommendations regarding corruption. The Committee also considered Sasol’s activities in relation to good corporate citizenship with an emphasis on Sasol’s social investment and global programmes embarked on within education, skills development, environment, community development and employee volunteerism. The Board, assisted by the Committee, is responsible for ensuring that disputes with Sasol’s stakeholders are resolved as effectively, efficiently and expeditiously as possible. It considers the legitimate interests and expectations of stakeholders in all its decision-making. We regularly communicate with our stakeholders, including by presenting the company’s strategy and performance. In terms of the Promotion of Access to Information Act, 2 of 2000, Sasol considers and responds to all requests for access to information. We ensure appropriate engagement with requesting parties without compromising Sasol’s rights with respect to the protection of certain information. In 2016, we granted all requests received, including third-party requests, except for one. In this case, we could not grant access because we had no knowledge of the records referred to and some of the records were not relevant to Sasol. The Risk and SHE Committee is responsible for considering and monitoring Sasol’s activities in relation to all environmental, health and public safety matters, including the impact of the company’s products or services on stakeholders. labour and employment activities, taking into consideration employment relationships, organised labour and the International Labour Organisation Protocol on decent work and working conditions. The Committee also considers Sasol’s progress in terms of the South African Employment Equity Act, No 55 of 1998, focusing on gender diversity and women empowerment and Sasol’s contribution towards the educational development of employees. Sasol is committed to promoting equal opportunities and fair employment practices globally across all its businesses. We have implemented several programmes to ensure the practical application of our commitment to human rights, including worker participation and employment equity, always maintaining our high standards and statutory compliance. The Committee approved Sasol’s revised code of ethics in June 2015, emphasising that ethical behaviour in everything Sasol does globally is an essential building block to embed a values-driven organisation and high-performance culture. We have translated the revised code into the most common languages of the major countries in which we operate. Our values are included in employee’s performance assessments. We conducted an extensive awareness campaign for our employees, service providers and customers and implemented a supplier code of ethics with effect from 1 July 2015. The code of ethics is available on our website http://www.sasol.com/sustainability/ethics. Sasol Integrated Report 2016 57 Additional information Our performance review OurOpuerfgoormvearnncaenrceeview Our strategic business context How we create value Who we are